

May 23, 2014

<u>Via E-mail</u>
Daniel E. Berce, Chief Executive Officer
AFS Sensub Corp.
2265B Renaissance Drive, Suite 17
Las Vegas, Nevada 89119

>   **Re: AmeriCredit Automobile Receivables Trust 2012-5**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed April 1, 2014**
>   **File No. 333-170231-09**
>
>   **AmeriCredit Automobile Receivables Trust 2013-1**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed March 31, 2014**
>   **File No. 333-170231-10**
>
>   **AmeriCredit Automobile Receivables Trust 2013-2**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed April 1, 2014**
>   **File No. 333-170231-11**
>
>   **AmeriCredit Automobile Receivables Trust 2013-3**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed March 31, 2014**
>   **File No. 333-170231-12**

Dear Mr. Berce:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Robert Errett

                            Robert Errett
                            Special Counsel

cc: John Keiserman
        Katten Muchin Rosenman LLP